EXHIBIT 99.2


                       CANADIAN NATURAL RESOURCES LIMITED
                          FILES ANNUAL INFORMATION FORM
            CALGARY, ALBERTA - MARCH 30, 2005 - FOR IMMEDIATE RELEASE


Canadian Natural Resources Limited ("Canadian Natural") today filed its Annual Information Form for the year ended December 31, 2004, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 of the Canadian Securities Administrators. The report can be accessed electronically on SEDAR at WWW.SEDAR.COM. The report can also be accessed electronically at our website at WWW.CNRL.COM or by e-mailing IR@CNRL.COM.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

For further information, please contact:

                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8

                                                             ALLAN P. MARKIN
                                                                    Chairman
              TELEPHONE:  (403) 514-7777
              FACSIMILE:  (403) 517-7370                    JOHN G. LANGILLE
              EMAIL:      IR@CNRL.COM                              President
              WEBSITE:    www.cnrl.com
                                                               STEVE W. LAUT
                                                     Chief Operating Officer
              TRADING SYMBOL - CNQ
              Toronto Stock Exchange                         COREY B. BIEBER
              New York Stock Exchange                               Director
                                                          Investor Relations